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                           February 13, 2024

       Dr. Michael Myers
       Chief Executive Officer
       Quoin Pharmaceuticals, Ltd.
       42127 Pleasant Forest Court
       Ashburn, VA 20148-7349

                                                        Re: Quoin
Pharmaceuticals, Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2023
                                                            File No. 333-277016

       Dear Dr. Michael Myers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Melissa Palat Murawsky